Filed Pursuant to Rule 253(g)(2)

File No.: 024-11342

OFFERING CIRCULAR SUPPLEMENT NO. 2

April 7, 2022

STELLA DIAGNOSTICS, INC.

50 West Broadway, Suite 300

Salt Lake City, Utah 84101

This document (the “Supplement”) supplements the Offering Circular of Stella Diagnostics, Inc. (the “Company,” “we,” “our,” and “us”) filed on May 10, 2021 and qualified by the Securities and Exchange Commission (the ”Commission”) on June 23, 2021 (the “Offering Circular”) relating to the offer and sale by us of up to 4,000,000,000 shares of our Series D Preferred Stock (the “Offering”). This Supplement modifies or supersedes the information contained in the Offering Circular. Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to describe amendments and update the language throughout the Offering Circular with respect to the original issue price of our Series D Preferred Stock. A complete Offering Circular, containing language encompassing the described amendments, is attached hereto as Exhibit A. Except as described below, this Supplement to the Offering Circular does not modify or update disclosure in, or exhibits to, the original Offering Circular. This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

Amendment to Certificate of Designation for Series D Preferred Stock

As recommended and approved by the Company’s board of directors and as approved by the holders of the Series D Preferred Stock, on March 11, 2022 we filed an amendment to the Certificate of Designation for our Series D Preferred Stock (the “Amended Certificate of Designation”) to Amend the Series D Conversion Ratio (as defined in the Amended Certificate of Designation) as follows:

“The Series D Conversion Price divided by .25, where the “Series D Conversion Price” shall initially be equal to $5.00 per Series D Preferred Share.”

In connection with the adoption of the Amended Certificate of Designation, we hereby make the following changes to the Offering Circular:

•	The section under the heading “Description of Securities—Series D Preferred Stock—Conversion” is deleted in its entirety and replaced with the following:

Conversion

Each share of Series D Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into that number of fully paid and nonassessable shares of Common Stock pursuant to the following formula.

The Series D Conversion Price divided by .25, where the “Series D Conversion Price” shall initially be equal to $5.00 per Series D Preferred Share. Any fractional shares shall be rounded up to the next whole share.

In addition, we have filed the Amended Certificate of Designation as Exhibit 2.6 to the Offering Circular.

SEC Disclaimer

The Offering Circular has been filed with the Commission. The Commission has qualified that Offering Circular, which only means that the Company may make sales of the securities described by that Offering Circular. It does not mean that the Commission has approved, passed upon the merits, or passed upon the accuracy or completeness of the information in the Offering Circular. You should read the Offering Circular before making any investment.

EXHIBIT A

PART III—EXHIBITS

Exhibit No.	Exhibit Description
1.1*	Broker-Dealer Agreement by and between Stella Diagnostics, Inc. and Dalmore Group, LLC
2.1*	Articles of Incorporation of Stella Diagnostics, Inc., as amended
2.2*	Series A Designation of Articles of Incorporation of Stella Diagnostics, Inc.
2.3*	Series B Designation of Articles of Incorporation of Stella Diagnostics, Inc.
2.4*	Series D Designation of Articles of Incorporation of Stella Diagnostics, Inc.
2.5*	Amendment to Series D Designation of Articles of Incorporation of Stella Diagnostics, Inc.
2.6	Amended and Restated Series D Designation of Articles of Incorporation of Stella Diagnostics, Inc.
4.1*	Form of Subscription Agreement
6.1*	Agreement and Plan of Merger dated as of August 20, 2020
6.2*	Employment Agreement with Dr. Joe Abdo
6.3*	Consulting Agreement with DEVKI PLLC
6.4*	Board of Director Agreements with each current Director
6.5*	Master Contract Services Agreement made on February 1, 2021 by and between Stella Diagnostics, Inc. and Mprobe, Inc.
6.6*	Collaborative Research Agreement, dated February 8, 2021, made by and between Mayo Clinic and Stella Diagnostics, Inc.
6.7*	Collaborative Research Agreement, dated January 14, 2021, made by and between the University of Kansas Medical Center and Stella Diagnostics, Inc.
12.1*	Opinion of Hathaway & Kunz, LLP

* Previously filed

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